                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )

                                   MECON, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  58400M105
                                 (CUSIP NUMBER)


(1)   Name of Reporting Persons                    PaineWebber Group Inc.
      S.S. or I.R.S. Identification                13-2760086
      Nos. of Above Persons

(2)   Check the Appropriate Box if a Member of     (a)
      Group                                        (b)   X
      (See Instructions)

(3)   SEC Use Only

(4)   Citizenship of Place of Organization         State of Delaware
      Number of Shares Beneficially Owned by       (5)  Sole Voting Power            0
      Reporting Person With                        (6)  Shared Voting Power          0
                                                   (7)  Sole Dispositive             0
                                                   (8)  Shared Dispositive Power     0


(9)   Aggregate Amount Beneficially Owned by               0
      Each Reporting Person

(10)  Check if the Aggregate Amount in Row 9
      Excludes Certain Shares (See
      Instructions)

(11)  Percent of Class Represented by Amount               0
      in Row 9

(12)  Type of Reporting Person (See                        CO, HC
      Instructions)

Item 1 (a)  Name of Issuer MECON, INC.


Item 1 (b)  Address of Issuer's Principal Executive Offices
            200 Porter Drive, Suite 100
            San Ramon, CA 94583

Item 2 (a)  Name of Person Filing

            PaineWebber Group Inc.

Item 2 (b)  Address of Principal Business office:

            1285 Avenue of the Americas
            New York, N.Y. 10019-6028

Item 2 (c)  Citizenship:

            State of Delaware

Item 2 (d)  Title of Class of Securities.
            COMMON STOCK


Item 2 (e)  CUSIP Number.
            58400M105

Item 3 The person filing this statement pursuant to Rule 13-1 (b) or 13-d-2 is:
            (g)   Parent Holding Company, in accordance with 240.13d-1(b) ii(g)

Item 4      Ownership

(a)         Amount Beneficially Owned                                         0

(b)         Percent of Class                                                  0

(c)         Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote                    0

            (ii)  shared power to vote or to direct the vote                  0

            (iii) sole power to dispose or to direct the disposition of       0

            (iv)  shared power to dispose or to direct the disposition of     0

Item 5      Ownership of Five Percent or Less of a Class.

                              |X|

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                              MHAM-         0

            Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8      Identification and Classification of Members of the Group

            Inapplicable

Item 9      Notice of Dissolution of the Group.

            Inapplicable

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Date:            February 12, 1998
                                        ----------------------------------------


                             Signature: /s/ Regina Dolan
                                        ----------------------------------------

                        Name and Title:              Regina Dolan
                                          Vice President and Chief Financial
                                                        Officer